FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 10, 2016

TRANSLATION
Autonomous City of Buenos Aires, May 10, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Financial Statements as of 03/31/2016

Dear Sirs:

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we advise you that the Company's Board of Directors approved, at its meeting held on May 10, 2016, the condensed interim financial statements for the three-month period ended March 31, 2016. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	996
Attributable to minority interests	(141)
Total net income for the period	855

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	15,407
Attributable to minority interests	-
Total other comprehensive income for the period	15,407

3) Comprehensive income  (1) (in millions of pesos)

Attributable to shareholders of the Company	16,403
Attributable to minority interests	(141)
Total comprehensive income for the period	16,262

4) Detail of Shareholders’ equity as of 03/31/2016 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,922
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,083 11 18 107 (277) (115)
Issuance premiums	640

Total shareholders’contributions	10,389
Legal reserve	2,007
Reserve for future dividends	5
Reserve for future investments	21,264
Reserve for repurchase of own shares	440
Special reserve for initial setting IFRS	3,648
Other comprehensive income	93,522
Retained earning	5,581
Subtotal Shareholders’ equity	136,856
Minority interests	(93)
Total Shareholders’ equity	136,763

(1) Amounts in accordance with IFRS

Subsection o)-Shares owned by the parent group

As of March 31, 2016 the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Energy and Mining, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 10, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer